# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### March 22, 2013

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Radius Health, Inc.

### File No. 001-35726 - CF#29358

_____

Radius Health, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on February 26, 2013.

Based on representations by Radius Health, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

|  |  |
|---|---|
| Exhibit 10.1 | through March 29, 2016 |
| Exhibit 10.2 | through March 29, 2016 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel